Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

April 28, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

Levon Accelerates Expiry of Warrants

Levon Resources Ltd. (“Levon” or the “Company”) announces that it is accelerating the expiry date of the warrants (the "Warrants") issued on August 31, 2010 pursuant to the terms of the share purchase warrant certificate (the "Warrant Certificate").

Pursuant to the terms of the Warrant Certificate, in the event that, at any time after January 1, 2011, the Company's common shares trade on the TSX Venture Exchange at a volume weighted average price of $1.75 or more for a period of fifteen (15) consecutive trading days, the Company may accelerate the expiry date of the Warrants to a date that is thirty calendar days from the date of notice of such acceleration.

The Company has elected to provide notice of the acceleration of the expiry date of the Warrants to the holders of the Warrants. Each Warrant entitles the holder to acquire one common share of the Company at a price of $1.20 on or before 5:00 p.m. (Vancouver time) on June 1, 2011. Warrants that are not exercised by June 1, 2011 will expire and will thereafter be void and of no value or effect.

If all of the Warrants are exercised, the Company will receive proceeds of approximately $8,865,207.60 and will issue a total of 7,387,673 common shares.

About Levon Resources Ltd.:
Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in Nevada, U.S.A. - Eagle Claims, Norma Sass and Ruf claims.  The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
__________________________________
Ron Tremblay, President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.